LAREDO RESOURCES CORP.
HERO DE NACAROZI #10, P.O. BOX 177
C.P. 63732, COLONIA CENTRO
BUCERIAS, NAYARIT, MEXICO 63732
(775) 583-4658

Via EDGAR

February 2, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Larry Spirgel, Assistant Director

Re:          Laredo Resources Corp.
Registration Statement on Form S-1
Filed December 29, 2010
Your File No. 333-171457

Dear Mr. Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated January 25, 2011 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Laredo Resources Corp.

By:          /s/ Ruth Cruz Santos
Ruth Cruz Santos
Chief Executive Officer and Chief Financial Officer